Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333-69145 & 333-86530 of Newmont Mining Corporation of our report dated June 23, 2010 with respect to net assets available for plan benefits of Retirement Savings Plan for Hourly-Rated Employees of Newmont at December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) at December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Retirement Savings Plan for Hourly-Rated Employees of Newmont.
/s/ Causey Demgen & Moore Inc.
Causey Demgen & Moore Inc.
Denver, Colorado
June 23, 2010